FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F     x                                                     Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes  _____                                                                     No  x

[If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                                                                                Contact:   Lynn Martenstein or Dan Mathewes
                                                                                                                  (305) 539-6570 or (305) 539-6153

                                                                                                For Immediate Release

ROYAL CARIBBEAN REPORTS THIRD QUARTER 2003 RESULTS

MIAMI – (October 27, 2003) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the third quarter of 2003 was $191.9 million, or $0.97 per share. This compares to $193.5 million, or $0.99 per share, for the third quarter of 2002. Revenues for the third quarter of 2003 increased 8.6% to $1.1 billion from revenues of $1.0 billion in the third quarter of 2002. The increase in revenues was primarily due to an increase in capacity and shipboard revenues, partially offset by lower cruise ticket prices and occupancy levels. Gross Yields for the third quarter of 2003 decreased 0.8% from the third quarter of 2002. Net Yields, which the company considers a better measure of revenue performance, decreased 2.1% from the third quarter of 2002.

While bookings improved rapidly after the war with Iraq, the fourth quarter has been somewhat softer than expected. The company currently estimates that Net Yields for the fourth quarter of 2003 will decrease 1% to 3% from the prior year. For the full year 2003, the company reaffirms its previous estimate of a 1% to 2% decline in Net Yields. Earnings for 2003 are expected to be in the range of $1.42 to $1.46 per share. Looking forward, the booking period of 2004 is just getting underway. Close-in bookings (i.e. those within 90 days of sailing) remain just under 50% which continues to make forecasting yield performance more difficult than in prior years. Nevertheless, management is encouraged by preliminary indicators and expects that the first quarter of 2004 will have positive Net Yield growth.

“While we have seen a significant post Iraq war recovery, the fourth quarter has been somewhat an exception to the overall trend,” said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. “Nevertheless, our Net Yield performance continues to reinforce the strength of our brands and serves as encouragement in our ability to perform in 2004.”

Included in the third quarter of 2003 is a reduction in operating expenses of $5.8 million, or $0.03 per share, recorded in connection with the resolution of a litigation settlement originally recorded as a charge of $20 million, or $0.10 per share, in the third quarter of 2002. The third quarter of 2003 was also impacted by $8.7 million, or $0.04 per share, resulting from the cancellation of a Mediterranean cruise for a Celebrity cruise ship.

Gross Cruise Costs, on a per Available Passenger Cruise Day basis, increased 1.2% on a quarter over quarter basis. For the quarter, Net Cruise Costs were essentially flat, on a per Available Passenger Cruise Day basis. This is primarily attributable to higher fuel costs and costs associated with the cancellation of a Celebrity cruise, offset by the effect of the litigation settlement on the respective periods. As previously predicted Net Cruise Costs for the full year 2003, on a per Available Passenger Cruise Day basis, are expected to increase approximately 3% from the prior year.

The company has received $105 million in additional commitments under the terms of its unsecured revolving credit facility. The additional commitments have increased the availability under the facility to $655 million and do not alter any of the facility’s existing terms.

During September 2003, Celebrity released its “Treated Famously” marketing campaign. In the tradition of Celebrity’s 2002 “A True Departure” campaign, the “Treated Famously” television and print campaign continues to break away from typical cruise advertisements by showcasing the impact that a Celebrity vacation can have on making their guests’ experiences unforgettable. Based upon initial market reaction, the campaign is off to a good start.

This month the company will add Mariner of the Seas to its fleet. The new 142,000-ton Mariner of the Seas will be the fifth vessel in the 3,114-passenger Voyager-class series for Royal Caribbean International and the largest vessel to sail from Port Canaveral. The Mariner of the Seas and her sister ships are the world’s largest and most innovative cruise vessels featuring such amenities as the line’s signature rock-climbing wall, ice skating rink, an inline skating track, full-size basketball court, one of the largest fitness and spa complexes at sea, and the Royal Promenade — a shopping, dining and entertainment street running through the center of the ship.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company’s investor relations web site at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days
Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields
Gross Yields represent revenues per Available Passenger Cruise Day.

Net Yields
Net Yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per Available Passenger Cruise Day. Such costs were $263.4 million and $232.3 million for the three months ending September 30, 2003 and 2002, respectively.

Gross Cruise Costs
Gross Cruise Costs represent operating expenses and marketing, selling and administrative expenses.

Net Cruise Costs
Net Cruise Costs represent running expenses (i.e. those expenses directly associated with ship operations, which are defined as operating expenses less costs deducted to arrive at Net Yields) and marketing, selling and administrative expenses.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 26 ships in service and three under construction or on firm order. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition, including cruise industry competition, changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships at sea, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean’s filings with the Securities and Exchange Commission. The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this presentation constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow
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ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenues	$1,120,199	$1,031,660	$2,906,204	$2,653,417

Expenses
Operating	651,355	601,640	1,784,390	1,603,143
Marketing, selling and administrative	129,016	102,885	372,457	312,232
Depreciation and amortization	90,667	85,538	268,051	253,513

	871,038	790,063	2,424,898	2,168,888

Operating Income	249,161	241,597	481,306	484,529

Other Income (Expense)
Interest income	1,269	3,696	3,183	10,408
Interest expense, net of capitalized interest	(67,133)	(67,755)	(198,767)	(203,031)
Other income (expense)	8,570	15,956	14,991	21,101

	(57,294)	(48,103)	(180,593)	(171,522)

Net Income	$191,867	$193,494	$300,713	$313,007

Earnings Per Share:
Basic	$0.99	$1.01	$1.55	$1.63

Diluted	$0.97	$0.99	$1.53	$1.60

Weighted-Average Shares Outstanding:
Basic	194,402	192,463	193,535	192,399

Diluted	198,663	195,341	196,489	195,755

STATISTICS
	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Occupancy Percentage	107.7%	108.4%	103.8%	105.6%
Passenger Cruise Days	5,327,500	4,898,576	14,880,616	13,516,875
Available Passenger Cruise Days	4,947,414	4,520,820	14,337,710	12,796,136

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of
	September 30 2003	December 31 2002
	(unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$380,040	$242,584
Trade and other receivables, net	98,592	79,535
Inventories	47,267	37,299
Prepaid expenses and other assets	152,388	88,325

Total current assets	678,287	447,743
Property and Equipment-- at cost less accumulated
depreciation and amortization	9,543,942	9,276,484
Goodwill, net	278,561	278,561
Other Assets	567,213	535,743

	$11,068,003	$10,538,531

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$324,219	$122,544
Accounts payable	177,605	171,153
Accrued expenses and other liabilities	380,012	308,281
Customer deposits	679,205	567,955

Total current liabilities	1,561,041	1,169,933
Long-Term Debt	5,197,064	5,322,294
Other Long-Term Liabilities	24,280	11,610
Commitments and Contingencies (Note 6)
Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
195,179,245 and 192,982,513 shares issued)	1,952	1,930
Paid-in capital	2,087,152	2,053,649
Retained earnings	2,207,717	1,982,580
Accumulated other comprehensive (loss) income	(3,626)	3,693
Treasury stock (546,126 and 515,868 common shares at cost)	(7,577)	(7,158)

Total shareholders' equity	4,285,618	4,034,694

	$11,068,003	$10,538,531

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three Months Ended September 30
	2003	2002
Operating Activities:

Net income	$300,713	$313,007
Adjustments:
Depreciation and amortization	268,051	253,513
Accretion of original issue discount	36,390	34,882
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(9,105)	(10,162)
Increase in inventories	(9,968)	(1,356)
Decrease (increase) in prepaid expenses and other assets	2,653	(18,396)
Increase in accounts payable	6,452	30,921
Decrease in accrued expenses and other liabilities	(10,937)	(31,823)
Increase in customer deposits	111,250	132,861
Other, net	(3,718)	12,973

Net cash provided by operating activities	691,781	716,420

INVESTING ACTIVITIES
Purchases of property and equipment	(535,381)	(152,125)
Other, net	(37,563)	(21,755)

Net cash used in investing activities	(572,944)	(173,880)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(194,583)	(576,896)
Net proceeds from issuance of debt	244,910	--
Dividends	(50,211)	(75,041)
Other, net	18,503	24,027

Net cash provided by (used in) financing activities	18,619	(627,910)

Net Increase (Decrease) in Cash and Cash Equivalents	137,456	(85,370)
Cash and Cash Equivalents at Beginning of Period	242,584	727,178

Cash and Cash Equivalents at End of Period	$380,040	$641,808

Supplemental Disclosures
Cash paid during the year for:
Interest, net of amount capitalized	$168,761	$187,595

Noncash investing and financing activities:
Acquisition of vessel through debt	$--	$319,951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President and Treasurer

Date: October 27, 2003